SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated January 8, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated January 8, 2014, the Company reported that relating to the information previously filed and in connection with the Company’s investment in Dolphin Fund Ltd, an investment fund incorporated under the laws of the Island of Bermuda, whose Investment Manager is Consultores Venture Capital Uruguay S.A., a company indirectly controlled by Eduardo Sergio Elsztain (“Dolphin”).

In this regard, we inform that the competent court in the debt restructuring of the Israeli holding IDB Holding Corporation Ltd (“IDBH”) has approved the offer made by Dolphin together with E.T.H.M.B.M Extra Holdings Limited, a company incorporated under the laws of the State of Israel, and controlled by Mordechay Ben Moshé (“ETH”), in order to acquire 53.3% of IDB Development Corporation Ltd. (“IDBD”), (“the Offer”); the aforementioned percentage might be increased,  subject to the sale of certain assets in possession of IDBD during this year.

In the Offer Dolphin, together with other investors, holds a 50% stake while ETH holds the remaining 50%. The total investment amounts approximately to USD 272 million (NIS 950 million); in that sense the Company has invested an approximate amount of USD 105 million in Dolphin, part of which could be reimbursed to the Company, depending the final structure of the investment group.

Regarding the investment in Dolphin, we have agreed that the Company will only pay the proportional expenses actually incurred in order to support the investment.

IDBD is one of the largest and most diversified investment groups in Israel, through its subsidiaries it has interests in many markets and industry sectors, such as real estate, retail, agribusiness, oil and gas production, telecommunications, etc.; is the controlling company of Clal Insurance (Insurance Company), Cellcom (Mobile Telecommunication), Koor Industries (owner of 40% of Makhteshim Agan Industries, Agrochemicals), Super-Sol (Supermarkets), PBC (Real Estate) among other companies.

The closing of this transaction will take place in the following months, meanwhile Dolphin has designated Mr. Eduardo Sergio Elsztain as member of the board of IDBD.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 8, 2013